Exhibit X

Consent of Independent Auditors
The Board of Directors
Nordic Investment Bank
We consent to the incorporation by reference in the registration statement (No. 333-250159) on Schedule B of Nordic Investment Bank of our report dated 25 August 2022, with respect to the statement of financial position of Nordic Investment Bank as of 30 June 2022 and the related statement of comprehensive income, statement of changes in equity and cash flow statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes to the interim financial report, which report appears in this Amendment No. 2 to the 31 December 2021 Annual Report on Form 18-K/A.
/s/ Terhi Mäkinen	/s/ Mona Alfredsson

Terhi Mäkinen	Mona Alfredsson

Authorized Public Accountant	Authorized Public Accountant

Ernst & Young Oy	Ernst & Young AB

Alvar Aallon katu 5 C	Hamngatan 26
FIN-00100 Helsinki, Finland	SE-103 99 Stockholm, Sweden

26 August 2022